Exhibit 99.9

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total takes operatorship of Xerelete block in Brazil

Paris, July 10, 2012 - Total announces that it has become operator of the offshore Xerelete concession located in a promising area of Brazil’s Campos basin. The transfer of operatorship from Petrobras to Total follows a unanimous decision by the Xerelete partners and approval by the Brazilian authorities. Total and Petrobras each hold a 41.2% interest in the concession, while BP holds the remaining 17.6%.

“Total is looking forward to bringing its worldwide expertise in ultra-deep offshore operations to Brazil,” said Ladislas Paszkiewicz, Senior Vice President for Exploration & Production Americas. “Our decision to assume operatorship of Xerelete is part of the Group’s strategy to strengthen its exploration and production activities in Brazil. It demonstrates our willingness to expand our presence in the country.”

The Xerelete field, located around 250 kilometers off the coast of Rio de Janeiro, was discovered in 2001 in water depths of 2,400 meters and contains relatively heavy oil (17° to 20° API). A pre-Salt prospect has also been identified below the Xerelete structure, which lies around 40 kilometers west of the recently announced Pão de Açucar discovery.

Total plans to start drilling activities in 2013.

In addition to its participation in Xerelete, Total holds a 20 % interest in Block BM-S-54, where the Gato do Mato discovery is being appraised.

Total in Brazil

Total is present in several industrial segments through its affiliates Total E&P do Brasil, Total Gás e Electricidade do Brasil, Total Lubrificantes, Hutchinson, CCP Composites, Bostik and Atotech and employs around 3,000 people in the country. Total owns 9.7 % of the Bolivia-Brasil (TBG) and 25 % of the TSB (Transportadora Sulbrasileira de Gás S.A.) gas pipelines.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com